

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Jason Ma
President
Chelsea Worldwide Inc.
11 Marshall Road, Suite 1L
Wappingers Falls, New York 12590

      Re: **Chelsea Worldwide Inc.**
              Registration Statement on Form S-4
              Exhibit No. 10.17
              Filed September 10, 2020
              File No. 333-248703

Dear Mr. Ma:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance